
one™
BIOSCIENCES

One Biosciences is a digital health company that is developing the first of its kind Integrative Wellness Platform for healthcare providers and individuals.

The Integrative Wellness Market at a Glance

Integrative Wellness is an exploding field that emphasizes care of the whole person, by making use of the most appropriate healing modalities, whether conventional or complementary & alternative medicine (CAM).

$52.5 B
U.S. Wellness market size [1]

>$30B
Is spent on CAM [1]

84%
84% of physicians want to learn more about CAM [2]

>50%
of Physicians now use alternative health solutions [3]

40%
Nearly 40% of US adults use some form of CAM [4]



By addressing body, mind, and spirit as One, lasting change and healing can be supported.

Top Institutions are Embracing Integrative Wellness

MGH 1811 MASSACHUSETTS GENERAL HOSPITAL

JOHNS HOPKINS MEDICINE

MAYO CLINIC

UCSF Health

UCLA Health

Cleveland Clinic

Penn Medicine

DukeHealth

Yale Medicine

MICHIGAN MEDICINE UNIVERSITY OF MICHIGAN

MedStar Georgetown University Hospital

THE UNIVERSITY OF TEXAS MD Anderson ~~Cancer~~ Center

BWH BRIGHAM AND WOMEN'S HOSPITAL

The Industry Problem

Despite growing demand for Integrative Wellness solutions, there is **no single trusted platform** that brings them together as One.



Energy Therapies
Sensory Therapies
Alterative Medicine
Information
Mind-Body Interventions
Education
Biologically Based Approaches
Communications
Healthcare Providers
Individuals

The Solution & Revenue Streams

One platform for Integrative Wellness products & services, education, engagement and analytics for healthcare providers and individuals.



Biologically Based Approaches
Mind-Body Interventions
Alternative Medicine
Energy Therapies
Sensory Therapies
Information
Education
Communications
one™
BIOSCIENCES
PLATFORM
PRODUCTS
SERVICES
EDUCATION
ENGAGEMENT
ANALYTICS
= Transactional Revenue
= Recurring Revenue



DIRECT TO CONSUMER
DIRECT TO PROVIDER
INDIVIDUALS
Healthcare Practitioner Branded Virtual Retail
PATIENTS
Rhythm of Life Family Medicine
DASHBOARD
PATIENTS
EDUCATION
MESSAGES

The company will realize diversified revenue streams, much of which are recurring.

The Team

We have amassed a team that brings deep healthcare, technology and operating experience, underpinned by a common passion for wellness for everyOne.



Cecil Kost

Chairman

Cecil will be assuming the role of Chairman concurrent with this financing.

Cecil brings 4+ decades of senior operating experience across a diverse portfolio of enterprises in the Healthcare/Life Sciences industry that spans eCommerce, healthcare IT, medical device, clinical diagnostics, pharma services, and medical products distribution. With executive management and board member participation in companies ranging from early-stage to enterprises with nearly $1 billion in revenue.



Ty Burgess, MBA(HA)

Founder/CEO

Ty is a former Hospital CEO with nearly 20 years of experience in healthcare and business development. With a deep understanding of the healthcare market, entrepreneurship, and building winning teams, Ty brings a new level of discipline and professionalism to an industry that is still maturing. His passion is to foster connections between western medicine and complementary and alternative practices to help heal the planet, One person at a time.



Tedrick Wright, MBA(HA)

Co-founder/CTO

Tedrick in uniquely skilled in healthcare technology, software design/implementation, and global marketing. With over 14 years in the medical device industry, Tedrick has productized, marketed, and driven over $100m in product sales in a given year. Paired with his technology expertise, he aligns the customer experience with the correct technology for long-term scale and stability.

Advisory Board

Our Advisory Board was been put in place due to deep expertise in each domain which will help advance the company. Further, the company is forming a comprehensive and robust Clinical Advisory Board comprised of leading medical, health and wellness experts.



Raju Kattumenu

Innovation & Data Science Advisor

Raju has nearly 30 years of experience in cutting-edge innovation and technology. Raju is founder Founder and CEO of SAANS Health, which combines Artificial Intelligence and Healthcare to affect Outcomes and improve Patient Experience. Disease Trajectories, Cost Prediction, "Hidden" Risk profiling, and Intelligent Health Management. Empowering Employers and Health Plans and Care managers get ahead of the Cost Curve by predicting what, when and why of future risk



Rick Ferris, PharmD, ND, MPH, MBA

Clinical Science Advisor

Dr. Richard Ferris joined One Biosciences with an extensive background in Pharmacy, Naturopathy, Nutrition, and Medicine. Ferris received his PharmD, and he also holds a doctorate in Naturopathy, Certification in Functional Medicine, Certification in Geriatric Pharmacy, Board Certified in Nutrition Support as well as a Certification in CBD from ICCT (International Center for Cannabinoid Therapy).



Rob Case

Commercialization Advisor

Rob is a respected business leader with a proven track record of delivering positive change, resulting in revenue growth and increased profitability for public and privately held companies, ranging from small cap to multi-billion dollars in revenue.

With over 30+ years of senior leadership responsibilities in sales, marketing and new business development, Rob has experience in developing global growth strategies, successfully executing go-to-market plans and building high functioning teams across the medical device and pharmaceutical industries.

Our Progress



CAPABILITIES
PHASE 1
Direct to Consumer
One CBD Brand
Built Infrastructure & Validated Ability to Deliver Customer Happiness & Scale via OneCBD.com
Validated Need for Single-Source Integrative Wellness Platform for Healthcare Providers and Patients
Built Out Team of Experts and Advisors to Move the Business to the Next Phase of Growth
PHASE 2
Direct to Practitioner
One Biosciences Platform
1st Generation
Virtual Retail for Healthcare Practitioners to include One Biosciences Products & Genetic Testing
Education for healthcare providers and patients
Build out Clinical Advisory Board
PHASE 3
Direct to Practitioner
One Biosciences Platform
2nd Generation
Virtual Retail for 3rd Party Products & Complementary Services
Patient Engagement App/Gamification of Integrative Wellness
Protocols & Wellness Pathways
Analytics
PROGRESS TO DATE
CURRENTLY IN DEVELOPMENT
NEXT STEPS

Investment Offering

Seeking $1.07M

Convertible Note

Maturity Date: 24 months

8% Annual Interest Rate

Discount Rate: 20%

Valuation Cap: $5M

Conversion: AA Preferred Stock upon Qualified Financing of ≥ $1M

$100 Minimum Investment

Use of Funds

- Marketing
- Platform Development
- Staffing
- Commercial Effort



Why It Matters

Integrative Wellness is increasingly becoming part of the medical mainstream, and for good reason:

The core philosophy and delivery of integrated health and wellness tightly aligns with an ever-growing literature base and the goals of the Institute for Healthcare Improvement's Triple Aim.[6]



Improved Population Health
Triple Aim
Improved Quality of Care & Patient Experience
Lower Cost of Care



The Health Crisis

90% of the nation's $3.5 trillion in annual healthcare expenditures are for people with chronic and mental health conditions.[7]

It is the company's belief that Integrative Wellness can make a significant impact.



[10] **$78.5B** economic burden from prescription opiod misuse

[9] **4 in 10** people take 5 or more prescriptions

[11] **1 in 2** have family or friends addicted to drugs

[8] **7 in 10** deaths are due to chronic disease

[12] **7 in 10** experience stress that affects their health



The Wellness Paradigm Shift

Integrative Wellness is conventional medicine + complementary and alternative medicine (CAM) to support wellness of Body, Mind a Spirit as ONE.


CONVENTIONAL WESTERN MEDICINE
+
COMPLEMENTARY & ALTERNATIVE MEDICINE (CAM)
INTEGRATIVE WELLNESS

Why Now?

Paradigm Shifts

- More people are engaging in their own health.
- Respected institutions are now embracing Integrative Wellness as a valid form of treatment.
- Healthcare providers are now seeking education around integrative approaches.

+

Economics

- Healthcare practitioners are looking for additional ways to drive revenue for their practices.
- More consumers are now buying and engaging online.

=

Big Market

$52.5 B	U.S. Wellness Market Size [1]
> $30 B	spent on CAM [2]
> 50%	of Physicians now use alternative health solutions [4]


I hope you will join us on
this journey to bring hope
and healing to the world,
One person at a time.

Appendix

1 https://dealsonhealth.net/blog/wellness-industry-statistics/

2 https://www.nccih.nih.gov/about/the-use-and-cost-of-complementary-health-approaches-in-the-united-states

3 https://jamanetwork.com/journals/jamainternalmedicine/fullarticle/2114385 4

4 https://exploreim.ucla.edu/health-care/east-meets-west-how-integrative-medicine-is-changing-health-care/

5 https://www.researchforwellness.com/health-centers

6 http://www.ihi.org/Engage/Initiatives/TripleAim/Pages/default.aspx

7 https://www.cdc.gov/chronicdisease/about/costs/index.htm

8 https://www.who.int/nutrition/topics/2_background/en/#:~:text=It%20has%20been%20projected%20that,in%20developing%20countries%20(4).

9 https://www.drugtopics.com/view/americas-polypharmacy-predicament

10 https://docs.house.gov/meetings/IF/IF14/20180517/108343/HMKP-115-IF14-20180517-SD004.pdf

11 https://www.pewresearch.org/fact-tank/2017/10/26/nearly-half-of-americans-have-a-family-member-or-close-friend-whos-been-addicted-to-drugs/

12 https://www.apa.org/news/press/releases/2007/10/stress

